

March 20, 2013

Via E-mail
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

> **Re: SECURE NetCheckIn Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed January 11, 2013**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your response dated February 22, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2011

1. We note your response to comments 2 and 3 from our letter dated February 8, 2013. Your response indicates that you will amend your December 31, 2011 Form 10-K on or before February 27, 2013; however, you have not done so. Please provide us with updated information on when you will file the amended Form 10-K. Please file the amended Form 10-K promptly since it contains important information for your investors.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief